July 21 2011

By Fax and Edgar
Russell Mancuso
Branch Chief - Legal
Securities and Exchange Commission
Fax: 202-772-9349

Re: Crown Dynamics Corp.
Registration Statement on Form S-1 - Amendment No. 4
Filed June 27 2011
File No. 333-169501

Dear Mr. Mancuso:
Crown Dynamics Corp. (“CDC”) acknowledges receipt of the letter dated June 3, 2011 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Fourth Amended Draft") and have tracked all changes in the edgarized document for ease of review. The following is an item-by item response to the Staff’s comments.
We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient. We acknowledge that CDC is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Selected Summary Financial Data, page 8
1. Please revise so that loss per common share presented on page 8 is the same as the
Corresponding amount presented on page F-4 of the interim financial statements.

Response:

The loss per share on page 8 has been revised accordingly

2. Please revise to clarify that the statement of operations data is for the three months ended March 31, 2011.

Response

The Statement of Operations has been clarified to state for the six months ended June 30 as the entire document has been updated for the June 30, 2011 set of FS

Risk Factors, page 9
3. We note your response to prior comment 3. For investors to understand the magnitude of the risk that your disclosed use of proceeds and business plan might change, please provide appropriate risk factor disclosure regarding the similarities between you and other companies that acquired patents from the party that sold you your patent. Include in your disclosure (1) the extent to which such companies have changed their business plans since they disclosed that they intended to use proceeds from the public sale of securities to develop the patent, and (2) whether any such company has commercialized the technology that it acquired from the law firm that sold the patent to you.

Response

A risk factor # 24 has been added accordingly

We did not conduct due diligence regarding the inventors’ experience, page 14
4. Please revise your entire document to reflect your response to prior comment 5 regarding better and more healthy tooth brushing. We note, for example, your disclosure in the eighth paragraph on page 20 about such tooth brushing.

Response

We have deleted on page 20 the assertion that the Patent should achieve better and healthy tooth brushing and searched the rest of the document for any references of assertions that imply to a healthier and better tooth brushing and have not found such claims.

State securities laws may limit secondary trading, page 15
5. We note your disclosure in the second paragraph that you intend to file a Form 8-A after your registration statement becomes effective. Please add a risk factor to explain the material risks to investors if you do not file a Form 8-A; include the effect of the automatic suspension of reporting obligations per Section 15(d) of the Exchange Act and the inapplicability of Section 16 and proxy rules.

Response

We have added appropriate disclosure to the above in the related risk factor

Dilution, page 17
6. For clarity, please delete the “.0000” from numbers of shares and dollar amounts not presented on a per-share basis.

Response

The quadruple zeros have been deleted accordingly

7. Deferred offering costs do not appear to be a tangible asset. Please appropriately revise the pre-offering historical net tangible book value and the related per share amount. That is, the net tangible deficit before the offering appears to be $52,102 as opposed to $32,102.

Response

The Deferred Offering Costs have been appropriately removed from the net tangible book value

8. Please show us how the increase per share to existing shareholders was determined.
Response

The increase per share to existing shareholders was calculated by subtracting the price paid by the current shareholders which is $0.0001 ( par value ) from the Historical Net Tangible Book Value  Per Share after the Offering .( -$0.0005 - $0.0001= -$.0006)

9. For clarity, please revise the item “dilution percentage to new investors in the offering” to present the information in percentage form as opposed to decimal form, as currently presented.

Response

The data has been inserted as in percentage form accordingly

Percent of Net Proceeds Received, page 17
10. Please update the disclosure in this section and the related information throughout your prospectus. For example, we note that you refer in this section of this filing and your prior amendment to “existing liabilities” of $6,690. However, your liabilities as of March 31, 2011 disclosed in your financial statements in this filing have increased since your liabilities as of December 31, 2010 disclosed in your prior amendment.

Response

Page 17, Use of Proceeds has been revised / updated to reflect the correct amounts of data whereby an additional paragraph has been added to explicitly address the repayment of the amount of liabilities as at June 30 2011.

General Development, page 18
11. We reissue comment 7 which sought disclosure in your prospectus, not merely a response in a separate letter.

Response

The disclosure/response has been added in the document on page 18 accordingly

12. Please revise your entire document to reflect your response to prior comment 9. We note for example, your disclosure on page 21 that raises the same issues addressed in prior comment 9.

Response

We have deleted on page 21 the related assertion and claim and searched the rest of the document for any references to such a claim and have not found such claims.

Existing or Probable Government Regulation, page 22
13. Given your response to prior comment 10 that you now intend to locate and contract with third party licensees that will sell a product based on your patent in the United States market, please more fully disclose the FDA approval process and the nature of regulatory oversight. Include in your disclosure the following regulatory issues:
 Premarket approval application requirements and general conditions of approval;
 Duration of the process;
 Registration and listing requirements;
 Labeling requirements;
 Advertising and promotion;
 Quality system regulation and manufacturing of the device;
 Post-market reporting and record keeping requirements;
 Import and export requirements; and
 Remedies for noncompliance.

Response

We have added a paragraph relating to FDA approval on page 22 and have also added an appropriate risk factor # 25.

Analysis of Financial Condition and Results of Operations, page 24
14. It appears that the date in the last sentence of this section should be March 31, 2011 since our inception date is after March 31, 2010. Please revise as necessary.

Response

It has been revised to June 30 2011 as the entire document has been updated for the June 30 2011 set of FS.

Our Common Stock, page 30
15. We reissue prior comment 13. Your revisions regarding the year after the acquisition and six months appear to continue to conflict with your disclosure regarding Rule 144(i). Please clarify.

Response

We have revised the related paragraph accordingly to a more precise explanation

Financial Statements
16. Please update the financial statements when required by Rule 8-08 of Regulation S-

Response

We have revised and updated the entire document for June 30 2011 FS which are also in the prospectus.

X. Interim Financial Statements, page F-1
17. Tell us why there is no actual page F-2 as referred to in the index on page F-1.

Response

This error has been fixed in the new set of FS attached

Balance Sheet, page F-3
18. As the interim financial statements do not present full audited financial statements, please delete the label “audited” from the column titled “As of December 31, 2010.” You may alternatively disclose that the balance sheet as of December 31, 2010 was derived from the audited financial statements presented elsewhere in the filing.

Response

We have erased the label ”Audited” and have added the alternate disclosure as suggested

Exhibit 5.1
19. given the changes to this exhibit in response to prior comment 17, please tell us why the date of the exhibit did not change from the date of the opinion filed as an exhibit to your Form S-1 amended on May 12, 2011.

Response

The Opinion has been reissued with the current date.  The previous date was left there erroneously .

Exhibit 23.1

20. To the extent there is a delay in requesting effectiveness of your registration statement, or there is any change, other than typographical, made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountants with your next amendment.

Response

An updated and new consent has been provided accordingly

We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact us at Tel: +972-506503520

Sincerely,
Amir Rehavi, President and Director
Crown Dynamics Corp.

VIA EDGAR
cc: Tom Jones, Securities and Exchange Commission, Division of Corporation Finance - Edgar